Name: ______________________ CDM No:________

CONFIDENTIAL DISCLOSURE MEMORANDUM DATED SEPTEMBER 30, 2010

RELATING TO

ATTOSA FINANCIAL LLC

CERTIFICATES OF PARTICIPATION IN A

$3,500,000 (MAXIMUM AMOUNT) 10% PROMISSORY NOTE

AND

350,000 (MAXIMUM AMOUNT) WARRANTS TO PURCHASE COMMON STOCK @ $4.25

ISSUED BY

ADCARE HEALTH SYSTEMS, INC.

Generally. The above-referenced promissory note (the "Note") and warrants (the "Warrants") will be issued by Adcare Health Systems, Inc., a publicly-held Ohio corporation (the "Company"), the common stock of which is traded on the New York Stock Exchange and the American Stock Exchange under the symbol "ADK". Attosa Financial LLC, a Pennsylvania limited liability company (the "Note Purchaser"), will purchase the Note from the Company, and will offer certificates of participation (the "Certificates of Participation") in the Note to, and will place the Warrants with, certain selected clients of Cantone Research, Inc., a registered broker-dealer ("Cantone Research"). The Certificates of Participation will be issuable only in fully registered form, without coupons, and in denominations of $10,000 or any integral multiple of $5,000 in excess of such amount. The Certificates of Participation will be subject to optional prepayment, prior to maturity, as described herein. See "THE UNITS -- The Certificates of Participation" herein. The Certificates of Participation and the Warrants will be offered in 350 (maximum amount) units, with each such unit consisting of a $10,000 Certificate of Participation and 1,000 Warrants (the "Units"). **Purchasers of the Units will be required to become members of the Note Purchaser.**

Purpose. The Company will lend the net proceeds that it will realize from the sale of the Note to two of its subsidiaries, Attalla Nursing ADK, LLC ("Attalla"), and Coosa Nursing ADK, LLC ("Coosa"), which will, in turn, use such proceeds to pay a portion of the costs of purchase of two healthcare facilities located in Etowah County Alabama. Attalla will purchase Attalla Health Care, a 182-bed skilled nursing home located in Attalla, Alabama (the "Attalla Facility"), and Coosa will purchase Coosa Valley Nursing Home, a 124-bed skilled nursing

home located in Glencoe, Alabama (the "Coosa Facility"). Attalla and Coosa will pay the remainder of the purchase prices of the Attalla Facility and the Coosa Facility (hereinafter sometimes referred to individually as a "Facility" and collectively as the "Facilities") with the net proceeds of separate loans from a commercial lending institution (the "Senior Lender"). See "PLAN OF FINANCING" herein.

Maturity. The principal amount of the Certificates of Participation will mature on January 1, 2011 (the "Stated Maturity Date"). However, the Company may, at any time before the Stated Maturity Date, in its sole and absolute discretion, elect, on the terms and conditions hereinafter set forth (see "THE UNITS -- The Certificates of Participation" herein), to extend the maturity date of the Certificates of Participation to April 1, 2011 (the "Extended Maturity Date").

Interest. The stated interest rate of the Certificates of Participation is ten percent (10%) per annum. **If, but only if, the Company shall elect the Extended Maturity Date,** then, the interest rate of each Certificate of Participation shall automatically be increased to eighteen percent (18%) per annum, with such increase being retroactively effective as of the date of the issuance of such Certificate of Participation. Interest on the principal amount of the Certificates of Participation outstanding from time to time, from the date thereof, to the day on which all such principal shall be repaid (whether on the Stated Maturity Date, the Extended Maturity Date, or otherwise), shall be paid in arrears, quarterly, on the first day of each January, April, July and October, beginning January 1, 2011, and contemporaneously with the final payment of the principal amount of the Certificates of Participation.

Contingent Additional Payments. **If, but only if, the Company shall elect the Extended Maturity Date,** it will be required to convey to the Note Purchaser a forty percent (40%) equity interest in each of Attalla and Coosa. If this shall be done, the Note Purchaser will hold one-half of each such equity interest for its own account, and the other one-half as agent, for the proportionate benefit of the holders of the Certificates of Participation.

If, but only if, the Company shall elect the Extended Maturity Date, then, as a result of the Note Purchaser's holding of the aforesaid equity interests for the proportionate benefit of the holders of the Certificates of Participation, in addition to the payment of the principal of, and interest on, the Certificates of Participation, the holders of the Certificates of Participation **may (but are not guaranteed to)** receive the following payments on account of such holders' membership interest in the Note Purchaser (the "Contingent Additional Payments"):

(a) From and after October 1, 2012, to and excluding that day on which legal title to each of the Facilities shall have been conveyed to any other persons or entities, a semi-annual payment (payable on the fifteenth day of each April and October, beginning April 15, 2013), in an amount equal to such holder's proportionate share (determined by dividing the principal amount of such holder's Certificate of Participation by the aggregate principal amount of all Certificates of Participation) of an amount equal to four percent (4.00%) of the principal amount of the Note (the "Contingent Semi-Annual Additional Payments").

THE CONTINGENT SEMI-ANNUAL ADDITIONAL PAYMENTS ARE CONTINGENT ON THE FACILITIES GENERATING CASH FLOW SUFFICIENT FOR THE COMPUTATION OF SUCH PAYMENTS. THERE CAN BE NO ASSURANCE THAT THE FACILITIES WILL GENERATE SUCH CASH FLOW, AND, HENCE, THAT THE HOLDERS OF THE CERTIFICATES OF PARTICIPATION WILL RECEIVE ANY SUCH CONTINGENT SEMI-ANNUAL ADDITIONAL PAYMENTS.

However, if, and to the extent that, the Company does not make any such Contingent Semi-Annual Additional Payment, the unpaid amount thereof will continue as an obligation of the Company, and the Company will be obliged to make payments on account of such unpaid amounts, semi-annually as aforesaid, when the Facilities have Cash Flow.

(b) No later than ten (10) days after the day on which either of Attalla or Coosa shall have conveyed legal title to its Facility to any other person or entity, or shall have refinanced the indebtedness secured by its Facility so that the aggregate principal amount of such indebtedness subsequent to such refinancing exceeds the aggregate principal amount of such indebtedness prior to such refinancing, a payment in an amount equal to such holder's proportionate share (determined as set forth in Paragraph (a) above) of twenty percent (20%) of, as the case may be, (i) the capital gain (if any) realized by Attalla or Coosa, as the case may be, on account of such conveyance, or (ii) the amount by which the principal amount of such refinanced indebtedness exceeds the amount of such indebtedness prior to such refinancing (in any such case, a "Contingent Capital Gain Additional Payment").

THERE CAN BE NO ASSURANCE THAT ATTALLA OR COOSA WILL REALIZE ANY SUCH CAPITAL GAIN, OR THAT EITHER WILL EFFECT ANY SUCH REFINANCING AND, HENCE, THAT THE HOLDERS OF THE CERTIFICATES OF PARTICIPATION WILL RECEIVE ANY CONTINGENT CAPITAL GAIN ADDITIONAL PAYMENTS.

The Company will be required to make the Contingent Additional Payments before Attalla or Coosa pays any management fees with respect to the Facilities, and before either of them or the Company makes any kind of distribution to any of their respective affiliates.

PAYMENTS OF THE PRINCIPAL OF, AND INTEREST ON, THE CERTIFICATES OF PARTICIPATION, AND THE CONTINGENT ADDITIONAL PAYMENTS, IF ANY, SHALL BE DUE AND OWING, AND SHALL BE PAID, ONLY IF, AS, WHEN, AND TO THE EXTENT THAT, THE NOTE PURCHASER SHALL RECEIVE MONIES FROM THE SOURCES SET FORTH IN THE PRECEDING PARAGRAPH. THE NOTE PURCHASER SHALL NEVER, UNDER ANY CIRCUMSTANCES WHATSOEVER, BE OBLIGATED TO MAKE ANY SUCH PAYMENTS OF PRINCIPAL OR INTEREST OR CONTINGENT ADDITIONAL PAYMENTS FROM ITS OWN FUNDS.

The respective abilities of the Company to generate revenues sufficient for it to make any of the aforesaid payments are subject to certain risks which are discussed herein under the heading "CERTAIN RISKS OF INVESTMENT".

The Warrants. As noted above, each Unit will include, in addition to a Certificate of Participation in the principal amount of $10,000, warrants to purchase up to 1,000 shares of the Company's common stock, without par value (the "Shares"). The stated exercise price of each Warrant will be $4.25 per Share, but such exercise price may be adjusted downward. (See "THE UNITS -- The Warrants" herein.) On September 24, 2010, the closing price of the Shares on the New York Stock Exchange was $3.42. The Warrants will lapse on October 1, 2013.

THE UNITS ARE NOT RATED, AND NO APPLICATION WILL BE MADE TO OBTAIN A RATING THEREON. PURCHASE OF THE UNITS SHOULD ONLY BE MADE BY INVESTORS WHO (A) CAN BEAR THE ECONOMIC RISK OF THE UNITS, (B) HAVE SUCH KNOWLEDGE AND EXPERIENCE IN BUSINESS AND FINANCIAL MATTERS AS TO BE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THE UNITS, (C) UNDERSTAND THAT, WHILE THE UNITS HAVE A HIGH YIELD, THEY ALSO HAVE A COMMENSURATE DEGREE OF RISK, AND (D) HAVE UNDERTAKEN THE RESPONSIBILITY FOR OBTAINING ALL INFORMATION THAT IS DEEMED NECESSARY AND DESIRABLE TO FORM A DECISION TO PURCHASE THE UNITS.

The Units will be offered when, as, and if, the Note is purchased by the Note Purchaser and the Company issues the Warrants. It is expected that the Units, in definitive form, will be available on or about September 30, 2010 (the "Closing Date").

ATTOSA FINANCIAL LLC

c/o Cantone Research, Inc.
766 Shrewsbury Avenue
Tinton Falls, New Jersey 07724
Telephone: (732) 450-3500

THE INFORMATION IN THIS CONFIDENTIAL DISCLOSURE MEMORANDUM HAS BEEN FURNISHED BY THE MANAGEMENT OF ADCARE HEALTH SYSTEMS, INC. ATTOSA FINANCIAL LLC HAS REVIEWED THIS INFORMATION, HAS MADE CERTAIN INQUIRIES OF SUCH MANAGEMENT WITH RESPECT THERETO, AND BELIEVES THAT IT HAS A REASONABLE BASIS FOR CONCLUDING THAT SUCH INFORMATION IS TRUE AND CORRECT IN ALL MATERIAL RESPECTS. HOWEVER, ATTOSA FINANCIAL LLC MAKES NO REPRESENTATION, EITHER HEREIN OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION.

NO DEALER, BROKER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED BY ADCARE HEALTH SYSTEMS, INC., OR ATTOSA FINANCIAL LLC TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE UNITS, OTHER THAN THOSE CONTAINED IN THIS CONFIDENTIAL DISCLOSURE MEMORANDUM, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER OF THE FOREGOING. THIS CONFIDENTIAL DISCLOSURE MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE UNITS, NOR SHALL THERE BE ANY SALE OF THE UNITS BY ANY PERSON IN ANY STATE IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE.

THE INFORMATION AND EXPRESSIONS OF OPINION CONTAINED HEREIN ARE SUBJECT TO CHANGE WITHOUT NOTICE, AND NEITHER THIS CONFIDENTIAL DISCLOSURE MEMORANDUM NOR ANY SALE OF THE UNITS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ADCARE HEALTH SYSTEMS, INC., SINCE THE DATE HEREOF.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ADCARE HEALTH SYSTEMS, INC., AND ALL OTHER FACTS AND CIRCUMSTANCES RELEVANT TO THE UNITS, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS CONFIDENTIAL DISCLOSURE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NONE OF THE UNITS, THE CERTIFICATES OF PARTICIPATION OR THE SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE, AND NONE OF THE UNITS OR THE CERTIFICATES OF PARTICIPATION WILL BE SO REGISTERED. NONE OF UNITS, THE CERTIFICATES OF PARTICIPATION OR THE SHARES CAN BE RESOLD UNLESS (A) SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) EXEMPTIONS FROM SUCH REGISTRATIONS ARE AVAILABLE. THE PURCHASER OF EACH UNIT, BY THE ACT OF SUCH PURCHASE, WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT HE OR SHE IS ACQUIRING SUCH UNIT FOR HIS OR HER OWN ACCOUNT, AND NOT WITH THE VIEW TOWARD RESALE, DISTRIBUTION, SUBDIVISION, OR FRACTIONALIZATION THEREOF.

TABLE OF CONTENTS

CONFIDENTIAL DISCLOSURE MEMORANDUM
DATED SEPTEMBER 30, 2010

RELATING TO

ATTOSA FINANCIAL LLC

CERTIFICATES OF PARTICIPATION IN A

$3,500,000 (MAXIMUM AMOUNT) 10% PROMISSORY NOTE

AND

350,000 (MAXIMUM AMOUNT) WARRANTS TO PURCHASE COMMON STOCK @ $4.25

ISSUED BY

ADCARE HEALTH SYSTEMS, INC.

THE COMPANY

Generally. Adcare Health Systems, Inc. (the "Company"), is a publicly-held Ohio corporation, the common stock of which is traded on the New York Stock Exchange and the American Stock Exchange under the symbol "ADK". The Company develops, owns and manages assisted living facilities, nursing homes and retirement communities, and also provides home health care services. Prior to its becoming a public company, in November of 2006, the Company had operated as a private company for 18 years. The Company has an ownership interest in, or otherwise operates, 20 facilities, seven of which are assisted living facilities, 12 of which are skilled nursing centers, and one of which is an independent senior living community. The Company has approximately 920 employees. The Company's corporate offices are located at 5057 Troy Road, Springfield, Ohio 45502.

Certain Affiliates. The Company owns all of the issued and outstanding capital stock of Hearth & Home of Ohio, Inc., an Ohio corporation. This entity, in turn, owns all of the membership interests in Attalla Nursing ADK, LLC, a Georgia limited liability company ("Attalla"), and Coosa Nursing ADK, LLC, also a Georgia limited liability company ("Coosa").

Certain Financial Information. As of, and for its fiscal year ended, December 31, 2009, the Company reported net earnings of $440,000 on revenues of $26,700,000, and assets of $30,000,000. As of, and for its two fiscal quarters ended, June 30, 2010, the Company reported a net loss of $200,000 on revenues of $12,600,000, and assets of $42,500,000. The Company's annual report on Form 10-K, for the year ended December 31, 2009, as filed with the Securities and Exchange Commission, on March 31, 2010, and its quarterly report on Form 10-Q, for the two quarters ended June 30, 2010, as filed with the Securities and Exchange Commission on August 16, 2010, are attached hereto as APPENDIX I and APPENDIX II, respectively. For further information about ADK, see APPENDIX I hereto.

ATTALLA AND COOSA

Organization. Each of Attalla Nursing ADK, LLC ("Attalla"), and Coosa Nursing ADK, LLC ("Coosa"), is a Georgia limited liability company, which is authorized to transact business in the State of Alabama. Each was formed on February 10, 2010, and the offices of both are located at Suite 570, Two Buckhead Plaza, 3050 Peachtree Road, Atlanta, Georgia 30305.

Statement of Purpose. Attalla was formed to acquire Attalla Health Care, a 182-bed skilled nursing home located in Attalla, Alabama (the "Attalla Facility"), and Coosa was formed to acquire Coosa Valley Nursing Home, a 124-bed skilled nursing home located in Glencoe, Alabama (the "Coosa Facility"). The Attalla Facility and the Coosa Facility are hereinafter sometimes referred to individually as a "Facility" and collectively as the "Facilities". In the future, each of Attalla and Coosa may develop or purchase other health care facilities, although, at present, neither has any plans for any such additional acquisitions.

Ownership. All of the membership interests of Attalla and Coosa are owned by Hearth & Home of Ohio, Inc., an Ohio corporation that is a wholly-owned subsidiary of the Company.

Management. Christopher F. Brogdon and David A. Tenwick are the managers of Attalla and Coosa.

Christopher F. Brogdon. Mr. Brogdon, who is the Vice-Chairman of the Company, has been in the assisted living, nursing home and retirement community business for more than 20 years. Mr. Brogdon co-founded Winter Haven Homes, Inc. in 1987. Winter Haven Homes, Inc., developed, owned and operated assisted living and nursing homes primarily in the Southeastern United States. Today, Winter Haven is primarily involved with owning and leasing its facilities to third parties. From 1991 through June of 1998, Mr. Brogdon served as the Chairman of the Board of Retirement Care Associates ("RCA"), a NYSE listed company that operated more than 120 assisted living and nursing home facilities. Mr. Brogdon became involved with RCA in 1991 when the shares were listed in the Pink Sheets. Mr. Brogdon was instrumental in recapitalizing the company and growing the company from three facilities to 120, and revenues from $1,000,000 to over $350,000,000. Mr. Brogdon was responsible for listing the shares on the NASDAQ National Market, and then on the New York Stock Exchange. RCA was purchased by Sun Healthcare in June of 1998 for more than $350,000,000.

From 1994 through June of 1998, Mr. Brogdon was also Chairman of Contour Medical ("Contour"), a NASDAQ listed company that was in the medical supply business. Mr. Brogdon in conjunction with RCA, purchased a majority of the shares of Contour from its founders and grew the company from $5,000,000 in sales to $35,000,000 through two acquisitions and an increased customer base. Contour primarily sold medical supplies to the nursing home industry. When Mr. Brogdon and RCA purchased Contour, it's stock was trading at a dollar a share and it was listed on the Bulletin Board. Under Mr. Brogdon, the shares were admitted to the NASDAQ Small Cap. Contour was also sold to Sun Healthcare in June of 1998 for twelve dollars a share.

In 1998 and 1999, Mr. Brogdon was also Chairman of NewCare Health Corporation, a NASDAQ listed company in the assisted living and nursing home business.

Mr. Brogdon is a founding board member of the Georgia Coastal Alzheimer's Association, which serves thirteen South Georgia counties. Mr. Brogdon is also on the advisory board of the Savannah School of Art & Design in Atlanta. The Atlanta campus has 1,200 students, and all campuses of the school have, in total, more than 7,000 students.

David A. Tenwick. Mr. Tenwick, the Company's founder, has served as its Chairman and Director since its organization in August 1991. Prior to founding the Company, Mr. Tenwick was an independent business consultant, from 1982 to 1990. In such capacity, he has served as a director and an officer of several businesses, including Douglass Financial Corporation, a surety company, and AmeriCare Health & Retirement, Inc., a long-term care management company. From 1967 until 1982, Mr. Tenwick was a director and an officer of Nucorp Energy, Inc., a company which he co-founded. Nucorp Energy was a public company which invested in oil and gas properties and commercial and residential real estate. Prior to founding Nucorp, he was an enforcement attorney for the United States Securities and Exchange Commission. Mr. Tenwick is a member of the Ohio State Bar Association and a founding member of the Ohio Assisted Living Association, an association that promotes high quality assisted living throughout the State of Ohio. Mr. Tenwick earned his Bachelor of Business Administration (BBA) and Juris Doctor (JD) degrees from the University of Cincinnati in 1960 and 1962, respectively.

THE MANAGEMENT COMPANY

Generally. AdCare Management, Inc., (the "Management Company"), will manage the Facilities for Attalla and Coosa. The Management Company is an Ohio corporation, and a wholly-owned subsidiary of the Company. The Management Company provides management, development, and accounting and financial services to both skilled nursing and assisted living facilities. The Management Company also provides consulting services, assisting clients in areas such as market and financial feasibility and analysis, long-term strategic planning, specialty program development, and health care management development. At present, the Management Company provides such services to approximately 22 skilled nursing, assisted living, and independent living facilities that are owned, leased or operated by various affiliates of the Company. Of these, eight are located in Georgia, and the remainder are in Ohio.

Skilled Nursing Facilities. The Management Company manages 14 skilled nursing facilities with a total of approximately 1,430 beds. Three centers have Alzheimer specialty units, which operate under the Freedom Court name. Affiliates of the Company currently own 100% of two of these facilities with a total of 112 beds. Nine facilities, with a total of approximately 990 beds are leased by affiliates of the Company.

Assisted Living Facilities. The Management Company manages seven assisted living residences, with a total of 216 units. Three of these facilities specialize in Alzheimer's/dementia related conditions. Affiliates of the Company currently own 100% of three of these facilities, with a total of 124 beds, and 50% of three of these facilities, with a total of 72 beds.

-3-

Independent Living Facilities. The Management Company manages one independent living campus with 83 senior cottages. The Company developed this facility, but has no ownership interest in it.

Management. Sharon L. Reynolds has served as the Company's Senior Vice President of Nursing Home Operations since 1997. From 1985 to 1997, Ms. Reynolds managed Northland Terrace, a 260-bed nursing home facility located in Columbus, Ohio. From 1972 unit 1985, she was an administrator of several nursing homes, mostly located in the greater Columbus, Ohio area. Ms. Reynolds has directed the development and implantation of numerous specialized programs for patients with complex medical conditions during her career, and has been a speaker at a number of national health conventions. She is a graduate of Franklin University, where she earned her BS and MBA in 1980 and 1999, respectively.

Summary of the Management Agreements. The Management Company will manage the Facilities pursuant to two separate Management Agreements, each dated as of October 1, 2010 (each a "Management Agreement" and together the "Management Agreements"). Each of the Management Agreements will have an initial term of approximately five years, unless terminated earlier pursuant to its terms. The Management Company will have the right to terminate either or both of the Management Agreements without cause at any time upon 60-days notice, and Attalla and Coosa will have the right to do the same at any time after the third year of the Management Agreements. The Management Company's compensation under each Management Agreement (the "Management Fee") will be an amount equal to five percent of the applicable Facility's gross revenues. Payment of all Management Fees will be fully subordinated to the payment of debt service on the Note.

During the term of each Management Agreement, the Management Company will, either directly or through supervision of employees of the Facilities, and subject, when appropriate, to the approval of Attalla or Coosa, as applicable, assist Attalla and Coosa in: (a) hiring and maintaining an adequate staff of nurses, technicians, office and other employees at the Facilities, including each Facility's administrator, evaluating the performance of such employees, and terminating employment when appropriate; (b) recommending and instituting employee benefits; (c) designing and maintaining accounting, billing, patient and collection records, and preparing and filing insurance and other required reports and claims; (d) ordering, supervising and conducting a program of regular maintenance and repair of each Facility; (e) purchasing supplies, drugs, solutions, equipment, furniture and furnishings for each Facility; (f) supervising food service; (g) providing for the orderly payment of accounts payable, employee payroll, taxes and insurance premiums; (h) instituting standards and procedures for admitting patients, for charging patients for services, and for collecting the charges from the patients or third parties; (i) advising and assisting in obtaining and maintaining adequate insurance coverage; (j) negotiating with any labor union lawfully entitled to represent employees at a Facility; (k) establishing and maintaining books of account; and (l) advising and assisting in designing a public and personnel relations program.

THE FACILITIES

Generally. Attalla Health Care is a 182-bed skilled nursing home located on an approximate nine-acre parcel of land in Attalla (Etowah County), Alabama (the "Attalla Facility"). Coosa Valley Nursing Home is a 124-bed skilled nursing home located on an approximate six acre-parcel in Glencoe (Etowah County), Alabama (the "Coosa Facility"). The Attalla Facility and the Coosa Facility are hereinafter sometimes referred to individually as a "Facility" and collectively as the "Facilities".

Acquisition of the Facilities. Attalla will acquire the Attalla Facility from Attalla Health Care, Inc., the present owner and an unaffiliated third-party, for a purchase price of $9,813,500. Coosa will acquire the Coosa Facility from Coosa Valley Health Care, Inc., the present owner and an unaffiliated third-party, for a purchase price of $8,713,500. The Company will lend a part of the net proceeds, which it will realize from the sale of the Note to the Note Purchaser, to each of Attalla and Coosa, who will use such proceeds to pay a portion of the costs of such acquisitions, and Attalla and Coosa will pay the remainder of such costs with the net proceeds of two separate loan from a commercial lending institution (the "Senior Lender"). See "PLAN OF FINANCING" herein.

Etowah County, Alabama. The Alabama legislature established Etowah County (originally named Blaine County) on December 7, 1866. Etowah County is located in northeastern Alabama, and comprises 535 square miles of land and 14 square miles of water. Etowah County has 17 cities and towns, including Attalla and Glencoe, in which the Facilities are located. Gadsden is the county seat. Etowah County is bordered by Marshall, DeKalb, Cherokee, Calhoun, St. Clair and Blount Counties. Gadsden is situated near I-59 and I-759. I-65 is a one-hour drive away, and I-20 is 45 minutes away. Gadsden is a one hour drive from Birmingham, Alabama, two hours from Atlanta, Georgia, and three hours from Nashville, Tennessee.

The Attalla Facility.

Site Description. The Attalla Facility's building (the "Building") is situated on a slightly irregularly-shaped, level parcel of land that is approximately 9.05 acres in area (the "Land"). The Land has frontage along Stewart Avenue.

Zoning. The Attalla Facility is located in an area which is zoned "R-1-Residential" by the City of Attalla. A skilled nursing home is a permitted use under such zoning designation.

Flood Zone. The Attalla Facility is not located in a flood zone area.

Utilities. All public utilities are available to the Attalla Facility.

Description of the Building. The Attalla Facility is a one-story skilled nursing home of approximately 61,053 square feet. It is licensed for 182 beds. It was constructed in 1966, with subsequent additions, the last of which was in 1982. The Building consists of seven resident wings that radiate off of, and are perpendicular to, a central core. The main entrance to the Building leads to a small lobby area. Located off the lobby are the activities department, social services, the boiler room, laundry room, maintenance and a common rest room. Also located within the core portion of the Building is the dietary department, business office, administrator's office, the main dining room, and an open courtyard. The seven wings provide for residents rooms, which are located on either side of a double loaded corridor. Wings are designated as A (12 units), B (8 units), C (20 units), D (12 units), E (11 units), F (21 units) and G (13 units). Resident rooms include a bed, bureau, privacy curtains and a half-bath. Most of the baths are shared with the adjacent room. In addition, some of the resident rooms include built-in wardrobes. Additional common areas include a nurses' station and rehabilitation clinic located in Wing G, as well as a storage room and a laundry (also located in Wing G). Located between Wings D, E and F are a nurses' station, storage, common baths, staff area, and an office. Wing F also has a day room and a beauty salon. Wing C has an office, and Wing B has a storage room, central supply room and offices. An additional nurses' station is situated at the juncture of Wings A, B and C.

The Appraisal. A Market Value Appraisal of the Attalla Facility (the "Attalla Appraisal") has been prepared by Province Consulting Group, of Atlanta, Georgia (the "Appraiser"). The Appraiser estimated that: (i) as of March 1, 2010, the "As Is" value of the Attalla Facility was $10,400,000; and (ii) after stabilization (lease-up) of the Attalla Facility (which the Company estimates will be approximately March of 2011), the market value of the Attalla Facility will be $12,200,000. Such estimated values are based upon certain assumptions and limiting conditions set forth in the Attalla Appraisal. Potential investors who desire to review the Attalla Appraisal may do so at the offices of the Note Purchaser.

Environmental Assessment. A Phase I Site Assessment Report on the Attalla Facility (the "Attalla Environmental Assessment") was prepared by Partner Engineering and Science, Inc., of El Segundo, California ("Partner"), in May of 2010. With one possible exception, Partner found no matters of environmental concern. The one possible exception was, because of the age of the Attalla Facility, the possible presence of asbestos-containing materials and lead-based paint. However, Partner found all suspected areas were in good condition and did not pose a health or safety concern at the present time. Potential investors who desire to review the Attalla Environmental Assessment may do so at the offices of the Note Purchaser.

Occupancy, Payor Mix and Payment Rates. During 2007, 2008, and 2009, the Attalla Facility was, on the average, 88% occupied. Its average payor mix for the same three years was: Medicaid, 80%; Medicare, 10%; and private pay 10%. As of September 1, 2010, the Attalla Facility was 89% occupied and its payor mix was: Medicaid, 80%; Medicare, 12%; and private pay 8%. The Attalla Facility's present payment rates are: Medicaid, $161.20; Medicare, $350.00 to $550.00; and private pay $165.00. The Company expects that the average occupancy percentage for the Attalla Facility will be approximately 89% during 2011, and approximately 90% thereafter.

The Coosa Facility.

Site Description. The Coosa Facility's buildings (the "Buildings") are situated on a rectangularly-shaped, undulating parcel of land that is approximately 6.30 acres in area (the "Land"). The Land has frontage along Pineview Road.

Zoning. The Coosa Facility is located in an area which is zoned "R-1-Residential" by the City of Glencoe. A skilled nursing home is a permitted use under such zoning designation.

Flood Zone. The Coosa Facility is not located in a flood zone area.

Utilities. All public utilities are available to the Coosa Facility.

Description of the Buildings. The main Building constitutes a one-story plus partial two-story skilled nursing facility, of approximately 30,245 square feet. The Coosa Facility was constructed in 1973. The Coosa Facility is licensed for 124 beds. The Coosa Facility's residential unit are located within four "halls". There are 32 units in Hall 100; 30 units Hall 200; 30 units in Hall 300; and 32 units Hall 400. Each of the halls has two private units with a private bath. There are also three other units on each hall that have private bathrooms. The remaining 44 units share a bathroom with the adjacent unit. Each of the halls has a common bathing/shower room located near the front of the hall, and a water heater room. The entire Coosa Facility has sprinkler units installed in the ceiling, and the halls and resident units have fire and smoke detection units installed, as well as emergency call buttons which are monitored at the nurse's station. In addition to the main entrance, there is a separate canopied out-patient entrance into the rehabilitation clinic on the right side of the Coosa Facility. The resident units have custom wood wardrobe cabinetry, privacy curtains, mini-blind window treatments, individually controlled PTAC units, adjustable beds, and above bed reading lights. Resident units can be equipped with ceiling height TV mounts. A loft apartment is currently used for storage. This apartment is carpeted and generous in size, including two bedrooms, a ceramic tiled bathroom with tiled shower, a kitchen with cabinetry and appliances, an entry foyer and a large hall closet. It is accessed by two connected staircases, one from an inside door and one from an outside door.

The Appraisal. A Market Value Appraisal of the Coosa Facility (the "Coosa Appraisal") has been prepared by Province Consulting Group, of Atlanta, Georgia (the "Appraiser"). The Appraiser estimated that: (i) as of March 1, 2010, the "As Is" value of the Coosa Facility was $9,600,000; and (ii) after stabilization (lease-up) of the Coosa Facility (which the Company estimates will be approximately March of 2011), the market value of the Coosa Facility will be $10,500,000. Such estimated values are based upon certain assumptions and limiting conditions set forth in the Coosa Appraisal. Potential investors who desire to review the Coosa Appraisal may do so at the offices of the Note Purchaser.

Environmental Assessment. A Phase I Site Assessment Report on the Coosa Facility (the "Coosa Environmental Assessment") was prepared by Partner Engineering and Science, Inc., of El Segundo, California ("Partner"), in May of 2010. With one possible exception, Partner found no matters of environmental concern. The one possible exception was, because of the age of the Coosa Facility, the possible presence of asbestos-containing materials and lead-based paint. However, Partner found all suspected areas were in good condition and did not pose a health or safety concern at the present time. Potential investors who desire to review the Coosa Environmental Assessment may do so at the offices of the Note Purchaser.

Occupancy, Payor Mix and Payment Rates. During 2007, 2008, and 2009, the Coosa Facility was, on the average, 85% occupied. Its average payor mix for the same three years was: Medicaid, 83%; Medicare, 6%; and private pay 11%. As of September 1, 2010, the Coosa Facility was 86% occupied and its payor mix was: Medicaid, 81%; Medicare, 8%; and private pay 11%. The Coosa Facility's present payment rates are: Medicaid, $168.45; Medicare, $350 to $550.00; and private pay $160.00. The Company expects that the average occupancy percentage for the Coosa Facility will be approximately 88% during the 2011, and approximately 90% thereafter.

Services to Residents. Both of the Facilities provide intermediate and skilled long term nursing care service. Intermediate and skilled care consists of nursing, social, and rehabilitative services for residents suffering from long term illnesses, where 24-hour attention is required by skilled or semi-skilled personnel. Skilled care consists of continuous nursing care and related medical and other health services on a 24-hour basis, which are closely supervised by a registered nurse in consultation with the patient's physician. Skilled nursing care is for individuals not in need of hospitalization, but who, because of age, illness, disease, injury, convalescence, or physical or mental infirmity need such care. Registered nurses, licensed practical nurses and nurses' aides provide nursing care and related medical and other health services which are prescribed by the patient's attending physician. Restorative, physical, occupational, and other therapies are available to assist in rehabilitating residents. The following is a description of specific services which are provided to residents at the Facilities:

Nursing. At each Facility, a registered nurse, licensed in the State of Alabama, acts as Director of Nursing and is responsible for nursing care to all residents and for the direction of adequate and accurate nursing practices. The Director of Nursing supervises the services rendered by other registered nurses, licensed nurses and nurses aids. Twenty-four hour nursing services is provided. The entire nursing staff must be experienced in or trained in rehabilitative and geriatric nursing.

Physician's Services. At each Facility, each patient is under the supervision of his or her own physician who is directly responsible for his or her medical care. A medical director, who is licensed by the State of Alabama as a physician, is responsible for monitoring and overseeing all physicians and other licensed professional health care practitioners who provide health care to the Facilities' patients. The Medical Director is responsible for developing and implementing policies and procedures relating to physician services provided at the Facilities. In addition to a medical director, the consulting services of physicians licensed in the State of Alabama are available. They are responsible for utilization review, for development of general medical policies, for standing orders for medication, and for emergency services when the patient's own physician cannot be reached.

Emergency Services. At each Facility, an emergency medication kit is maintained in accordance with federal and state regulations.

Activity Programs. At each Facility, activities suited to the needs and interests of each resident are provided as an important adjunct to the active treatment program and to encourage restoration to selfcare and resumption of normal activities.

Medical Records. Each resident's medical record consists of the aggregate data required by licensure regulations. A medical records librarian provides monthly consultation.

Dietary Services. At each Facility, dietary service is directed by a certified food service supervisor and is designed to meet the daily dietary needs of each resident. A registered dietician is employed though contractual arrangements and provides consultation to the food service supervisor and each Facility's administrator on a monthly basis. A sufficient number of food service personnel are employed, and their working hours are scheduled to meet the dietary needs of the residents. The food and nutritional needs of each resident are met in accordance with physician's orders.

Drugs and Pharmaceutical Services. Drugs and pharmaceuticals are ordered by each resident's private physician. All prescriptions are compounded and dispensed by a pharmacist registered in the State of Alabama. Licensed nurses are responsible for the accurate handling and precise administration to residents. Each Facility maintains contractual arrangements with a local pharmacy and a registered pharmacist for the provision of pharmacy services.

Personnel. Sufficient qualified personnel are provided to assure the health, safety, and proper care of residents. Employees are provided with orientation and training as necessary for each to properly perform his or her individual job assignment.

Laundry. An adequate supply of linen is maintained to provide clean sanitary conditions for each resident at all times.

Physical and Occupational Therapy. At each Facility, physical and occupational therapy services are available according to the specific order of each resident's physician. Physical and occupational therapy equipment and space required to render the service is provided. A registered physical therapist is responsible for all physical therapy activities and for carrying out the physician's orders. In the same manner, a registered occupational therapist is responsible for all occupational therapy activities and for carrying out the physician's orders.

Competition. To a certain extent, each of the Facilities competes with the other. In addition, at present, there are three other healthcare facilities which are located in the Facilities' service area, and with which both Facilities compete. They are:

Facility	City	Units	Occupancy
Gadsden Health and Rehab	Gadsden	152	88%
McGuffy Healthcare	Gadsden	209	86%
Northside Health Care	Gadsden	105	93%

The foregoing occupancy figures are as of September 1, 2010.

REGULATION OF HEALTHCARE

General Industry Factors. Healthcare is subject to extensive federal, state and, in some cases, local regulation with respect to reimbursement, licensure, certification and health planning. This regulation relates, among other things, to the adequacy of physical plant and equipment, qualifications of personnel, standards of medical care and operational requirements. Compliance with such regulatory requirements, as interpreted and amended from time to time, can increase operating costs and thereby adversely affect the financial viability of the Facilities. Failure to comply with current or future regulatory requirements could also result in restrictions on admission, the revocation of licensure, decertification or the closure of one or both of the Facilities.

State Governance. Nursing homes in the State of Alabama are governed by the Alabama State Board of Health, Division of Licensure and Certification (the "Board"). The licensure laws are contained in "Rules of Alabama State Board of Health, Department of Public Health, Chapter; 420-5-10 —— Nursing Facilities" (the "Rules").

Licensure. Each Facility has been licensed by the Board, after a determination by the Board that each Facility is in compliance with the Rules. Each such license sets forth the bed capacity for which each such Facility has been licensed. Each such license has been issued for the calendar year 2010, and it will expire on December 31, 2010, unless renewed by the applicable owner for the succeeding year. The Board could, in its discretion, revoke each Facility's license if inspection should show that the maintenance and operation of such Facility was no longer in substantial compliance with the Rules. In such a case, the Board could issue a probational license only after determining that the health and safety of residents were satisfactorily protected and that the Facility in question has submitted an adequate written plan to correct the non-compliance in a timely manner.

Certificate of Need. In Alabama, no new nursing homes may be established, nor may existing nursing homes (with minor exceptions) increase existing beds, except pursuant to a Certificate of Need issued by the Alabama State Health Planning Agency in accordance with the procedures established by the Alabama Statewide Health Coordinating Council.

Reimbursement Generally. Government reimbursement programs, particularly the Medicaid and the Medicare programs (including specifically those that pertain to reimbursement of exceptional costs relating to Sub-Acute Treatment), are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, determinations by fiscal intermediaries, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to nursing homes. As a result, the nursing home industry is sensitive to legislative and regulatory changes in and limitations on governmental spending for such programs. Over the past several years, Congress has consistently attempted to curb the growth of federal spending on health care programs. Recent actions and new legislation (including the Patient Protection and Affordable Care Act of 2010) include limitations on spending for such programs, limitations on specific categories of payments, elimination of funding for health planning agencies, severe restrictions on any "step-up" in basis for reimbursement purposes upon a sale of a health care facility and an increased emphasis on competition and other programs which potentially could have adverse effects on the results of operation of the Facilities or their value.

The Facilities, like many other nursing homes, will likely receive the majority of their resident service revenues from governmental sources. The Facilities will receive payments for providing nursing care for eligible residents under Title XIX of the Federal Social Security Act ("Medicaid") and Title XVIII of the Federal Social Security Act ("Medicare"). The Facilities are qualified as providers of services under the Medicaid and Medicare programs. The ability of the Facilities to generate sufficient revenues to discharge their obligations as they become due is heavily dependent on the reimbursement policies of the Medicare and Medicaid programs.

PLAN OF FINANCING

Estimated Sources and Uses of Funds.

Estimated Sources	Senior Loan Proceeds	Note Purchase Proceeds[1]	Equity Proceeds	Total Proceeds
Senior Loan Proceeds	$15,820,000	$ --	$ --	$15,820,000
Note Purchase Proceeds	--	3,500,000	--	3,500,000
Equity Proceeds	--	--	1,020,500	1,020,500
Total Estimated Sources	$15,820,000	$ 3,500,000	$ 1,020,500	$20,340,500

Estimated Uses				
Facilities Purchase Price [2]	$15,820,000	$ 2,107,000	$ --	$17,927,000
Senior Loan Collateral [3]	--	561,500	1,020,500	1,582,000
Senior Lender Fees	--	250,000	--	250,000
Real Estate Broker's Fees	--	125,000	--	125,000
USDA Fees [4]	--	221,500	--	221,500
Note Purchaser's Fees [5]	--	135,000	--	135,000
Other Costs of Acquisition [6]	--	100,000	--	100,000
Total Estimated Uses	$15,820,000	$ 3,500,000	$ 1,020,500	$20,340,500

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(1) Assumes that the Note will be issued in the maximum amount. If the Note should be issued in a lesser amount, certain estimated uses set forth in the foregoing table will need to be adjusted accordingly.

(2) The total purchase price for the Facilities is $18,527,000. Attalla and Coosa have already paid the sellers of the Facilities an aggregate of $600,000 on account of this purchase price (plus an aggregate of $225,000 in extension funds) from their own funds.

(3) Attalla and Coosa will purchase certificates of deposit and pledge them with the Senior Lender as collateral for the Senior Loans.

(4) For guarantying payment of the Senior Loans.

(5) Four percent (4.00%) of the principal amount of the Note, plus a $15,000 expense allowance.

(6) Includes fees and expenses for title insurance, and costs of appraisal and survey, and legal and accounting expense.

The Senior Loans. The Company will lend the net proceeds that it will realize from the sale of the Note to Attalla and Coosa, which will, in turn, use such proceeds to pay a portion of the costs of purchase of the Attalla Facility and the Coosa Facility. Attalla and Coosa will pay the remainder of the purchase prices of the Facilities with the net proceeds of separate loans ($8,320,000 in principal amount to Attalla, and $7,500,000 in principal amount to Coosa, and herein referred to as the "Senior Loans") from Metro City Bank, of Atlanta, Georgia (the "Senior Lender"). The Company expects that the Senior Loans will be guaranteed by the United States Department of Agriculture.

THE UNITS

Generally. Attosa Financial LLC, a Pennsylvania limited liability company (the "Note Purchaser"), will purchase Company's promissory note in the principal amount of $3,500,000 (the "Note") from the Company, and will offer certificates of participation (the "Certificates of Participation") in the Note to certain selected clients of Cantone Research, Inc., a registered broker-dealer ("Cantone Research"). The Certificates of Participation will be issuable only in fully registered form, without coupons, and in denominations of $10,000 or any integral multiple of $5,000 in excess of such amount (each an "Authorized Denomination"). The Certificates of Participation will be subject to optional prepayment, prior to maturity, as described herein. Cantone Research will also place, with the aforesaid clients, 350,000 (maximum amount) of the Company's warrants (the "Warrants") to purchase shares of the Company's common stock (the "Shares"). The Certificates of Participation and the Warrants will be offered in 350 (maximum amount) units, with each such unit consisting of a $10,000 Certificate of Participation and 1,000 Warrants (the "Units"). **Purchasers of the Units will be required to become members of the Note Purchaser.**

Maturity. The principal amount of the Certificates of Participation will mature on January 1, 2011 (the "Stated Maturity Date"). However, the Company may, on the terms and conditions hereinafter set forth, at any time before the Stated Maturity Date, in its sole and absolute discretion, elect to extend the maturity date of the Certificates of Participation to April 1, 2011 (the "Extended Maturity Date"). The conditions for such extension are: (i) Attalla and Coosa shall have acquired the Attalla Facility and the Coosa Facility on substantially the terms and conditions herein set forth; (ii) no Event of Default under the Note, or with respect to the Senior Loans, shall have occurred and be continuing; and (iii) the Company shall have timely filed with the Securities and Exchange Commission all required reports and other filings.

Interest. The stated interest rate of the Certificates of Participation is ten percent (10%) per annum. **If, but only if, the Company shall elect the Extended Maturity Date,** then, the interest rate of each Certificate of Participation shall automatically be increased to eighteen percent (18%) per annum, with such increase being retroactively effective as of the date of the issuance of such Certificate of Participation. Interest on the principal amount of the Certificates of Participation outstanding from time to time, from the date thereof, to the day on which all such principal shall be repaid (whether on the Stated Maturity Date, the Extended Maturity Date, or otherwise), shall be paid in arrears, quarterly, on the first day of each January, April, July and October, beginning January 1, 2011, and contemporaneously with the final payment of the principal amount of the Certificates of Participation.

Contingent Additional Payments. If, but only if, the Company shall elect the **Extended Maturity Date,** it will be required to convey to the Note Purchaser a forty percent (40%) equity interest in each of Attalla and Coosa. If this shall be done, the Note Purchaser will hold one-half of each such equity interest for its own account, and the other one-half as agent, for the proportionate benefit of the holders of the Certificates of Participation.

If, but only if, the Company shall elect the Extended Maturity Date, then, as a result of the Note Purchaser's holding of the aforesaid equity interests for the proportionate benefit of the holders of the Certificates of Participation, in addition to the payment of the principal of, and interest on, the Certificates of Participation, the holders of the Certificates of Participation **may (but are not guaranteed to)** receive the following payments on account of such holders' membership interest in the Note Purchaser (the "Contingent Additional Payments"):

(a) From and after October 1, 2012, to and excluding that day on which legal title to each of the Facilities shall have been conveyed to any other persons or entities, a semi-annual payment (payable on the fifteenth day of each April and October, beginning April 15, 2013), in an amount equal to such holder's proportionate share (determined by dividing the principal amount of such holder's Certificate of Participation by the aggregate principal amount of all Certificates of Participation) of an amount equal to four percent (4.00%) of the principal amount of the Note (the "Contingent Semi-Annual Additional Payments").

THE CONTINGENT SEMI-ANNUAL ADDITIONAL PAYMENTS ARE CONTINGENT ON THE FACILITIES' GENERATING CASH FLOW SUFFICIENT FOR THE COMPUTATION OF SUCH PAYMENTS. THERE CAN BE NO ASSURANCE THAT THE FACILITIES WILL GENERATE SUCH CASH FLOW, AND, HENCE, THAT THE HOLDERS OF THE CERTIFICATES OF PARTICIPATION WILL RECEIVE ANY SUCH CONTINGENT SEMI-ANNUAL ADDITIONAL PAYMENTS.

However, if, and to the extent that, the Company does not make any such Contingent Semi-Annual Additional Payment, the unpaid amount thereof will continue as an obligation of the Company, and the Company will be obliged to make payments on account of such unpaid amounts, semi-annually as aforesaid, when the Facilities have Cash Flow.

(b) No later than ten (10) days after the day on which either of Attalla or Coosa shall have conveyed legal title to its Facility to any other person or entity, or shall have refinanced the indebtedness secured by its Facility so that the aggregate principal amount of such indebtedness subsequent to such refinancing exceeds the aggregate principal amount of such indebtedness prior to such refinancing, a payment in an amount equal to such holder's proportionate share (determined as set forth in Paragraph (a) above) of twenty percent (20%) of, as the case may be, (i) the capital gain (if any) realized by Attalla or Coosa, as the case may be, on account of such conveyance, or (ii) the amount by which the principal amount of such refinanced indebtedness exceeds the amount of such indebtedness prior to such refinancing (in any such case, a "Contingent Capital Gain Additional Payment").

THERE CAN BE NO ASSURANCE THAT ATTALLA OR COOSA WILL REALIZE ANY SUCH CAPITAL GAIN, OR THAT EITHER WILL EFFECT ANY SUCH REFINANCING AND, HENCE, THAT THE HOLDERS OF THE CERTIFICATES OF PARTICIPATION WILL RECEIVE ANY CONTINGENT CAPITAL GAIN ADDITIONAL PAYMENTS.

The Company will be required to make the Contingent Additional Payments before Attalla or Coosa pays any management fees with respect to the Facilities, and before either of them or the Company make any kind of distribution to any of their respective affiliates.

PAYMENTS OF THE PRINCIPAL OF, AND INTEREST ON, THE CERTIFICATES OF PARTICIPATION, AND THE CONTINGENT ADDITIONAL PAYMENTS, SHALL BE DUE AND OWING, AND SHALL BE PAID, ONLY IF, AS, WHEN, AND TO THE EXTENT THAT, THE NOTE PURCHASER SHALL RECEIVE MONIES FROM THE SOURCES SET FORTH IN THE PRECEDING PARAGRAPH. THE NOTE PURCHASER SHALL NEVER, UNDER ANY CIRCUMSTANCES WHATSOEVER, BE OBLIGATED TO MAKE ANY SUCH PAYMENTS OF PRINCIPAL OR INTEREST OR CONTINGENT ADDITIONAL PAYMENTS FROM ITS OWN FUNDS.

Registered Owners. The principal amount of each Certificate of Participation will be payable to the person appearing on the registration books of the Note Purchaser as the registered owner thereof on the date on which such principal payment is payable, by check or draft mailed on such date to such registered owner at his address as it appears on such registration books, or at such other address as he may have filed with the Note Purchaser prior to any such payment date. Interest on each Certificate of Participation will be payable to the person appearing on the registration books of the Note Purchaser as the registered owner thereof on each interest payment date, by check or draft mailed on the interest payment date to such registered owner at his address as it appears on such registration books, or at such other address as he may have filed with the Note Purchaser prior to any such interest payment date. Each Contingent Additional Payment will be payable to the person appearing on the registration books of the Note Purchaser as the registered owner of a Certificate of Participation on the date on which such Contingent Additional Payment shall be payable, by check or draft mailed on such date to such registered owner at his address as it appears on such registration books, or at such other address as he may have filed with the Note Purchaser prior to any such payment date.

Optional Prepayment. The principal amount of the Certificates of Participation will be subject to optional prepayment by the Note Purchaser, prior to maturity, at the direction of the Company, in whole or in part, at any time, out of monies deposited with or held by the Note Purchaser for such purpose. Any such prepayment shall be accompanied by the payment of all interest accrued on the principal amount thereof to but excluding the date of such prepayment.

Selection of Certificates of Participation to Be Prepaid. Upon any prepayment in part of the Certificates of Participation, the Certificates of Participation will be prepaid equally and proportionately. Provided, however, that the portion of any Certificate of Participation to be prepaid will be in the principal amount of $1,000 or any integral multiple thereof.

Procedure for and Notice of Prepayment. Notice of prepayment of Certificates of Participation will be given by mail, not less than 10 days, nor more than 30 days, prior to the prepayment date. All Certificates of Participation to be prepaid will cease to bear interest on the specified prepayment date, provided funds sufficient for the prepayment of such Certificates of Participation are on deposit with the Note Purchaser. Any notice of prepayment may state that the call for prepayment is conditioned on the deposit of sufficient funds with the Note Purchaser to accomplish such prepayment on or before the date fixed for prepayment. Any such notice will be effective as to each Certificate of Participation to be prepaid when mailed to the registered owner thereof, and any failure to receive any such notice by any such owner will not affect the validity of any proceedings for the prepayment of Certificates of Participation for which such notice was given.

Effect of Prepayment. **If, but only if, the Company shall elect the Extended Maturity Date,** subsequent to any prepayment of the principal amount of any Certificate of Participation, such Certificate of Participation will remain outstanding and in full force and effect to evidence the right of the holder thereof to receive any Contingent Additional Payments.

The Warrants. As noted above, each Unit will include, in addition to a Certificate of Participation in the principal amount of $10,000, warrants (the "Warrants") to purchase up to 1,000 shares of the Company's common stock, without par value (the "Shares"). The stated exercise price of each Warrant will be $4.25 per Share. However, the Company expects to privately place, within the next 90 days, Subordinated Convertible Notes (the "Convertible Notes") in an aggregate principal amount yet to be determined, and, if the conversion price applicable to the Convertible Notes should be less than $4.25 per Share, the exercise price of the Warrants will be decreased so that it is identical to such conversion price. During the past 52 weeks, the closing price of the Shares on the New York Stock Exchange ranged from a high of $6.10, to a low of $2.10. On September 24, 2010, the closing price of the Shares on the New York Stock Exchange was $3.42. The Warrants will lapse on October 1, 2013. The Company has agreed to register the Shares underlying the Warrants by the end of 2010.

SOURCES OF PAYMENT FOR THE CERTIFICATES OF PARTICIPATION

Sources of Payment for the Certificates of Participation. The principal of the Certificates of Participation, and the interest thereon, as well as the Contingent Additional Payments, if any, will be payable solely from payments made by the Company pursuant to its Promissory Note (the "Note"), which will be purchased by the Note Purchaser.

PAYMENTS OF THE PRINCIPAL OF, AND INTEREST ON, THE CERTIFICATES OF PARTICIPATION, INCLUDING THE CONTINGENT ADDITIONAL PAYMENTS, IF ANY, SHALL BE DUE AND OWING, AND SHALL BE PAID, ONLY IF, AS, WHEN, AND TO THE EXTENT THAT, THE NOTE PURCHASER SHALL HAVE RECEIVED PAYMENTS FROM THE COMPANY PURSUANT TO THE NOTE. THE NOTE PURCHASER SHALL NEVER, UNDER ANY CIRCUMSTANCES WHATSOEVER, BE OBLIGATED TO MAKE ANY SUCH PAYMENTS OF PRINCIPAL OR INTEREST OR CONTINGENT ADDITIONAL PAYMENTS FROM ITS OWN FUNDS.

No Security for the Certificates of Participation. Payment of the principal of, and interest on, the Note will **not** be secured by a lien on any of the Company's assets, nor by a lien on either of the Facilities.

ATTOSA FINANCIAL LLC

Generally. Attosa Financial LLC (the "Note Purchaser"), is a limited liability company, duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. The Note Purchaser was formed in 2010 for the purpose of purchasing the Note, and is authorized to engage in and to do any lawful act for which limited liability companies may be organized under the laws of such Commonwealth. **Purchasers of the Certificates of Participation will be required to become members of the Note Purchaser.**

Anthony J. Cantone. Anthony J. Cantone is the manager of the Note Purchaser. Mr. Cantone is also President and Chief Executive Officer of Cantone Research, Inc., a securities broker-dealer which he started in 1995. From 1982 until 1995, Mr. Cantone was a stock broker, and, beginning in 1985, also a Certified Financial Planner, with several national securities firms, where he specialized in small cap stocks. Before that, he was a commercial finance auditor with Chemical Bank. Mr. Cantone has authored a number of articles for financial magazines, and has also been interviewed on financial radio shows as an expert on small cap stocks. In 1980, Mr. Cantone received a Bachelor's degree in Business Administration from Pace University.

Membership Interest in the Company. **If, but only if, the Company shall elect the Extended Maturity Date,** it will be required to convey to the Note Purchaser a forty percent (40%) equity interest in each of Attalla and Coosa. If this shall be done, the Note Purchaser will hold one-half of each such equity interest for its own account, and the other one-half as agent, for the proportionate benefit of the holders of the Certificates of Participation.

Note Purchaser's Compensation. The Note Purchaser will purchase the Note from the Company at a discount of four percent (4.00%) of the principal amount of the Note. Also, the Company will issue the Note Purchaser warrants (the "Note Purchaser's Warrants"), to purchase Shares of the Company's common stock, in a number equal to 3,340 Note Purchaser's Warrants for each $100,000 in principal amount of the Note. The terms and conditions of the Note Purchaser's Warrants will be identical to those Warrants that are included within the Units. Also, on the Closing Date, the Company will pay the Note Purchaser a non-accountable miscellaneous expense allowance of $15,000. Also, the Company will pay the Note Purchaser, in cash, an amount equal to six percent (6.00%) of the cash received by the Company, from time to time, upon the exercise of each Warrant included within the Units.

In addition, **if, but only if, the Company shall elect the Extended Maturity Date,** the Company will pay the Note Purchaser the following amounts:

(a) A fee (the "Facility Fee") equal to two percent (2%) per annum of the unpaid principal amount of the Note outstanding from time to time. The Facility Fee will be payable in arrears, contemporaneously with each payment of interest under the Note and at the final payment of the principal amount of the Note.

(b) From and after April 1, 2011, to and excluding the date on which legal title to each of the Facilities shall have been conveyed to any other persons or entities, a semi-annual administrative fee in the amount of $7,500, which fee shall be payable on the fifteenth day of each January and July, beginning January 15, 2012.

The holders of the Certificates of Participation will not share in any part of the foregoing compensation.

<u>Contingent Additional Payments to the Note Purchaser</u>. In addition to the payment of the principal of, and interest on, the Note, the Company has agreed, **if, but only if, the Company shall elect the Extended Maturity Date,** to make to the Note Purchaser the payments described below (the "Contingent Additional Payments"). The Note Purchaser will, in turn, pay a part of each such Contingent Additional Payment, if any, to the holders of the Certificates of Participation. (See "THE UNITS -- The Certificates of Participation" and "SOURCES OF PAYMENT FOR THE CERTIFICATES OF PARTICIPATION" herein.)

(a) From and after October 1, 2012, to and excluding that day on which legal title to each of the Facilities shall have been conveyed to any other persons or entities, a semi-annual payment (payable on the fifteenth day of each April and October, beginning April 15, 2013), in an amount equal to the greater of (i) four percent (4.00%) of the principal amount of the Note, or (ii) 40% of the aggregate Cash Flow of both Facilities for the preceding six-month period beginning January 1 or July 1, as the case may be (the "Contingent Semi-Annual Additional Payments"); and

(b) No later than ten (10) days after the day on which legal title to a Facility shall have been conveyed to any other persons or entities, or on which the indebtedness secured by a Facility shall have been refinanced, so that the aggregate principal amount of such indebtedness subsequent to such refinancing exceeds the aggregate principal amount of such indebtedness prior to such refinancing, a payment in an amount equal to 40% of, as the case may be, (i) the capital gain (if any) realized by Attalla or Coosa, as the case may be, on account of such conveyance, or (ii) the amount by which the principal amount of such refinanced indebtedness exceeds the amount of such indebtedness prior to such refinancing.

As used herein, "Cash Flow" means, for the six-month period in question, the net income of Attalla or Coosa, as the case may be, as shown by its income statement for such period, <u>plus</u> the aggregate amount of all non-cash expenses that were taken into account in determining such net income, <u>minus</u> the aggregate amount of all cash expenditures by Attalla or Coosa, as the case may be, during such period, that were not treated as expense items in such income statement.

Regardless of the magnitude of any such Cash Flow, the holders of the Certificates of Participation will never receive any Contingent Semi-Annual Additional Payment in an amount in excess of their proportionate shares of four percent (4.00%) of the principal amount of the Note. However, the Note Purchaser will not retain any part of any Contingent Semi-Annual Additional Payment unless all Contingent Semi-Annual Additional Payments theretofore payable to the holders of the Certificates of Participation have been paid in full.

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THE CONTINGENT ADDITIONAL PAYMENTS TO THE NOTE PURCHASER, IF ANY, WILL BE THE SOLE SOURCE OF THE CONTINGENT ADDITIONAL PAYMENTS TO THE HOLDERS OF THE CERTIFICATES OF PARTICIPATION, AND THERE CAN BE NO ASSURANCE THAT THE NOTE PURCHASER WILL RECEIVE ANY SUCH CONTINGENT ADDITIONAL PAYMENTS, AND, HENCE, THAT THE HOLDERS OF THE CERTIFICATES OF PARTICIPATION WILL RECEIVE ANY CONTINGENT ADDITIONAL PAYMENTS. THE NOTE PURCHASER SHALL NEVER, UNDER ANY CIRCUMSTANCES WHATSOEVER, BE OBLIGATED TO MAKE ANY SUCH CONTINGENT ADDITIONAL PAYMENTS FROM ITS OWN FUNDS.

Limited Participation in the Transaction. Notwithstanding its possible membership interest in, and its possible Contingent Additional Payments from, Attalla and Coosa, the Note Purchaser will have no oversight responsibilities with respect to these entities or the Company or any other persons or entities involved in the transaction described herein, and the Note Purchaser will have no obligation to see to or be responsible for compliance, by any person or entity other than the Note Purchaser itself, with the terms of any agreement described herein or otherwise connected with the transaction described herein.

CERTAIN RISKS OF INVESTMENT

THIS DISCUSSION OF RISK FACTORS IS NOT, AND IS NOT INTENDED TO BE, EXHAUSTIVE. POTENTIAL INVESTORS SHOULD ALSO REVIEW THE RISK FACTORS SET FORTH AS ITEM 1A. IN APPENDIX I HERETO.

Generally. Investment in the Certificates of Participation will involve certain risks. The relatively high interest rate to be borne by the Certificates of Participation (as compared to prevailing interest rates on more secure obligations) is intended to compensate the investor for assuming this risk.

Competition. The healthcare industry is highly competitive. There are currently three competitive facilities located in the Facilities' service area, and no assurance can be given that other competitive facilities or services will not be established in such service area in the future. The principal methods of competition in the healthcare industry include, but are not necessarily limited to, daily rates charged and services available in relation to patient needs. The Company believes that the Facilities will be able to effectively compete with any other skilled nursing homes currently located in their service area. However, there can be no guarantee that in the future the Facilities will be able to compete with other facilities designed and built with the benefit of advanced technology not available at the time the Facilities were constructed.

Federal and State of Alabama Regulation. Successful operation of the Facilities will be highly dependent on the actions of the Alabama State Board of Health, Division of Licensure and Certification, which regulates assisted living facilities and their activities. (See "REGULATION OF HEALTHCARE" herein).

Malpractice Claims and Losses. The operations of the Company generally, and of the Facilities specifically, may also be affected by increases in the incidence of malpractice lawsuits against physicians and other healthcare facilities, and increases in the dollar amount of resident damage recoveries, resulting in increased insurance premiums and increased difficulty in obtaining malpractice insurance. The Company will maintain malpractice insurance with private insurance carriers. It is not possible at this time to determine either the extent to which such malpractice coverage will continue to be available or the premiums at which such coverage can be obtained, or whether the malpractice insurance maintained by the Company will be sufficient to cover any claim or claims for damages that may be recovered against the Company.

Effect of Bankruptcy. If the Company were to file a petition for relief under Chapter 11 of the Federal Bankruptcy Code, ordinarily its revenues, its accounts receivable and other property acquired after the filing would not be subject to any security interests theretofore created in favor of the Note Purchaser. The bankruptcy court could order that such property, including the Company's accounts receivable, proceeds thereof and other revenues, be used for the benefit of the Company despite the security interest of the Note Purchaser therein, provided that "adequate protection" was given to the Note Purchaser. The filing would operate as an automatic stay of the commencement or continuation of any judicial or other proceeding against the Company and its property and as an automatic stay of any act or proceeding to enforce a lien upon its property.

In a bankruptcy proceeding, the petitioning debtor may file a plan of reorganization which modifies the rights of creditors to receive payments of the debts owing to them by the debtor. The plan, when confirmed by the bankruptcy court, binds each creditor, whether or not the claim of that creditor is impaired under the plan, and whether or not such creditor has accepted the plan. With a few exceptions, the confirmation of a plan of reorganization discharges all claims against the debtor provided for in the plan. No plan may be confirmed unless, among other conditions, the plan is in the best interest of creditors, is feasible and has been accepted (or has been deemed to have been accepted) by each class of claims impaired under the plan. Each class of claims has accepted the plan if at least two-thirds in dollar amount and more than one-half in number of the allowed claims of the class that are voted with respect to the plan are cast in its favor. Even if the plan is not so accepted, it may be confirmed if the court finds that the plan does not discriminate unfairly, and is fair and equitable with respect to each class of claims or interests that is impaired under and has not accepted the plan.

In the event that the Note Purchaser were to seek enforcement of any of the remedies provided by the Note upon the occurrence of a default thereunder, it is impossible to predict, because of the exercise of judicial discretion in accordance with general principles of equity and public policy, the judicial resolution of competing claims between the Note Purchaser and residents of the Facility who have fully complied with all the terms and conditions of the resident leases.

Restriction on Transfer of the Units. THE UNITS MAY BE PURCHASED ONLY AS A LONG-TERM INVESTMENT. NONE OF THE UNITS, THE CERTIFICATES OF PARTICIPATION OR THE SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE, AND NONE OF THE UNITS OR THE CERTIFICATES OF PARTICIPATION WILL BE SO REGISTERED. NONE OF UNITS, THE CERTIFICATES OF PARTICIPATION OR THE SHARES CAN BE RESOLD UNLESS (A) SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) EXEMPTIONS FROM SUCH REGISTRATIONS ARE AVAILABLE. THE PURCHASER OF EACH UNIT, BY THE ACT OF SUCH PURCHASE, WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT HE OR SHE IS ACQUIRING SUCH UNIT FOR HIS OR HER OWN ACCOUNT, AND NOT WITH THE VIEW TOWARD RESALE, DISTRIBUTION, SUBDIVISION, OR FRACTIONALIZATION THEREOF.

No Security for the Certificates of Participation. PAYMENT OF THE PRINCIPAL OF, AND INTEREST ON, THE NOTE, AND, HENCE, THE CERTIFICATES OF PARTICIPATION, WILL **NOT** BE SECURED BY A LIEN ON ANY OF THE COMPANY'S ASSETS OR ON THE FACILITIES.

LITIGATION

The Company. The Company has advised the Note Purchaser that, except as otherwise disclosed in APPENDIX I or APPENDIX II hereto, no litigation or proceedings are pending or, to its knowledge, threatened against it which might have a material adverse effect on the it, or in which an unfavorable decision, ruling or finding would adversely affect the validity or enforceability of the Note or any other document executed by it, the performance by it of its obligations thereunder, or the consummation of the transactions contemplated thereby.

The Note Purchaser. There is not now pending against the Note Purchaser, nor, to the knowledge of the Note Purchaser, threatened against the Note Purchaser, any litigation restraining or affecting the validity of the Certificates of Participation.

TAX MATTERS

Neither the interest payable on the Certificates of Participation, nor the Contingent Additional Payments, if any, are tax-exempt, and such interest and the Contingent Additional Payments, if any, will be includible in the gross income of the recipients thereof for both federal and state income tax purposes. Such interest and the Contingent Semi-Annual Additional Payments, if any, will be taxable as ordinary income when received by the holders of the Certificates of Participation. The Note Purchaser believes that any Contingent Capital Gain Additional Payments, should be taxable as a capital gain when received by the holders of the Certificates of Participation, but there can be no assurance that the Internal Revenue Service will concur in such tax treatment.

PROSPECTIVE PURCHASERS OF THE UNITS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING ALL OF THE TAX CONSEQUENCES THAT MIGHT RESULT FROM A PURCHASE OF ANY OF THE UNITS.

MISCELLANEOUS

Forward-Looking Statements. This Confidential Disclosure Memorandum includes various forward-looking statements about the Company and the Facility that are subject to risks and uncertainties. Statements made in this Confidential Disclosure Memorandum that relate to anticipated financial performance, business prospects and plans, regulatory developments and similar matters are "forward-looking statements" as such term is defined in the Private Securities Litigation Reform Act of 1995. Statements in this Confidential Disclosure Memorandum that are not historical information are forward-looking.

Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "may" and similar expressions, or future or conditional words such as "will", "should", "would" and "could" are generally forward-looking in nature and not historical. Potential investors should understand that many factors discussed in this Confidential Disclosure Memorandum, including, but without limitation, those set forth under the captions "CERTAIN RISKS OF INVESTMENT", could affect the future results of the Company and the Facility, and could cause actual results to differ materially from those expressed in such forward-looking statements.

The Company, the Note Purchaser, and the Guarantors assume no obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this Confidential Disclosure Memorandum, or to report the occurrence of unanticipated events.

References. The references to various documents described herein are brief outlines of certain provisions thereof. Such outlines do not purport to be complete, and for full and complete statements of the provisions thereof reference is made to the documents themselves, which are on file at the offices of the Note Purchaser.

No Agreement Hereby. The agreement of the Note Purchaser with the holders of the Certificates of Participation is fully set forth in the Certificates of Participation themselves, and this Confidential Disclosure Memorandum is not to be construed as constituting an agreement with the purchasers of the Certificates of Participation. So far as any statements are made in this Confidential Disclosure Memorandum involving estimates, projections or matters of opinion, whether or not expressly so stated, they are intended merely as such and not as representations of fact.

Approval. The Company has reviewed the information contained herein which relates to it and its property and operations, and (i) has authorized all such information for use within this Confidential Disclosure Memorandum, and (ii) agrees that such information, insofar as the same relates to it and its property and operations, is correct and complete in all material respects.


ADCARE HEALTH SYSTEMS, INC.


By: /s/   Christopher F. Brogdon
          Vice Chairman

Date: September 30, 2010

APPENDIX I

THE COMPANY'S 10-K

APPENDIX II

THE COMPANY'S 10-Q